UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2025

Jonathan Cross
Chairman
Shefford & Companies, Inc.
1852 Banking Street Suite 29551
Greensboro, NC 27408

Re: Shefford & Companies, Inc.
Amendment No. 1 to Registration Statement on Form 10-12G
Filed February 3, 2025
File No. 000-56601

Dear Jonathan Cross:

We issued comments to you on the above captioned filing on March 3, 2025. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by May 23, 2025.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

You may contact William Schroeder at 202-551-3294 or Ben Phippen at 202-551-3697 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at 202-551-8819 or Susan Block at 202-551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance